SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No.__)*

Lipid Sciences, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

53630P 10 1

(CUSIP Number)

Christopher A. Marlett	with a copy to:

MDB Capital Group, LLC	Joseph M. Lesko, Esq.

401 Wilshire Boulevard, Suite 1020	Heller Ehrman White & McAuliffe

Santa Monica, California 90401	4350 La Jolla Village Drive, 7th Floor

(310) 526-5005	San Diego, California 92122

(858) 450-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

MDB Capital Group, LLC I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,560,598 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,560,598 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,560,598

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

14	TYPE OF REPORTING PERSON*

BD

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Christopher A. Marlett I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 418,479 8 SHARED VOTING POWER 1,649,685 9 SOLE DISPOSITIVE POWER 418,479 10 SHARED DISPOSITIVE POWER 1,649,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,068,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%

14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 4 of 6 Pages

Item 1. Name of Issuer:

         This Schedule 13D (the “Schedule”) relates to the common stock, no par value, of Lipid Sciences, Inc., an Arizona corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

Item 2. Identity and Background.

         (a)  – (c), (f) This Schedule is filed jointly on behalf of MDB Capital Group, LLC, a California limited liability company (“MDB”) and Christopher A. Marlett. Mr. Marlett is deemed to have beneficial ownership of the 1,560,598 shares of common stock of the Issuer owned by MDB (the “Shares”) based on his status as the control person of MDB. MDB and Mr. Marlett are sometimes collectively referred to herein as “Reporting Persons.” MDB is a licensed broker and dealer. MDB is managed by Mr. Marlett, Dyana Williams Marlett, James D. Bowyer and Anthony DiGiandomenico. The address of the principal business and principal office of the Reporting Persons and Ms. Marlett, Mr. Bowyer and Mr. DiGiandomenico is 401 Wilshire Boulevard, Suite 1020, Santa Monica, California 90401. The principal occupation of Ms. Marlett, Mr. Bowyer and Mr. DiGiandomenico is as managers of MDB. Mr. Marlett is a citizen of the United States.

         (d)  – (e) During the last five years, neither the Reporting Persons nor any person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

         MDB acquired the Shares pursuant to the merger of Lipid Sciences, Inc., a Delaware corporation (“LSI”), with and into the Issuer (the “Merger”). Mr. Marlett also acquired the shares of the Issuer's common stock that he beneficially owns pursuant to the Merger. At the effective time of the Merger, each share of LSI common stock outstanding was exchanged for 1.55902 shares of the Issuer’s common stock. Prior to the Merger, MDB beneficially owned 1,001,012 shares of LSI common stock. In connection with the Merger, the 1,001,012 shares of LSI common stock beneficially owned by MDB were exchanged for 1,560,598 shares of the Issuer's common stock. Prior to the Merger, Mr. Marlett beneficially owned 1,326,580 shares of LSI common stock. In connection with the Merger, the 1,326,580 shares of LSI common stock beneficially owned by Mr. Marlett were exchanged for 2,068,164 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction.

         The Shares were acquired pursuant to the Merger. Mr. Marlett is a director of the Issuer. Although Mr. Marlett in his capacity as a director of the Issuer, may be involved in the consideration of various proposals considered by the board of directors of the Issuer, neither MDB nor Mr. Marlett have present plans which relate to or would result in: the acquisition of additional securities of the issuer, or the disposition of securities of the issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the current board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 5 of 6 Pages

securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5. Interest in Securities of the Issuer.

         (a)  MDB beneficially owns 1,560,598 shares of the Issuer’s common stock, representing approximately 7.3% of the Issuer’s outstanding shares of common stock. Mr. Marlett beneficially owns 2,068,164 shares of the Issuer’s common stock, representing approximately 9.7% of the Issuer’s outstanding shares of common stock. From time to time, MDB may have shares held in its trading account over which MDB has voting and dispositive power and over which Mr. Marlett may be deemed to have voting and dispositive power. Ms. Marlett beneficially owns 380,284 shares of the Issuer’s common stock, representing approximately 1.8% of the Issuer’s outstanding shares of common stock. Mr. Bowyer beneficially owns 751,013 shares of the Issuer’s common stock, representing approximately 3.5% of the Issuer’s outstanding shares of common stock. Mr. DiGiandomenico beneficially owns 155,383 shares of the Issuer’s common stock, representing approximately 0.7% of the Issuer’s outstanding shares of common stock.

         (b)  MDB has the sole power to vote and to dispose of the Shares. Mr. Marlett shares the power to vote and to dispose of the Shares. Mr. Marlett also shares the power to vote and dispose of 89,087 shares of the Issuer’s common stock with the 80/20 Fund L.P. Mr. Marlett has the sole power to vote and to dispose of 418,479 shares of the Issuer’s common stock. Ms. Marlett has the sole power to vote and to dispose of 380,284 shares of the Issuer’s common stock. Mr. Bowyer has the sole power to vote and to dispose of 751,013 shares of the Issuer’s common stock. Mr. DiGiandomenico has the sole power to vote and to dispose of 155,383 shares of the Issuer’s common stock.

         (c)  Except as described herein, none of the persons named in Item 2 have effected any transactions in the Issuer’s common stock during the past 60 days.

         (d)  As members of MDB, the Christopher A. Marlett Living Trust and A.D. Family L.P. have the right to receive dividends from, or the proceeds from the sale of, such Shares.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated July 9, 2001, between Lipid Sciences, Inc. and NZ Corporation (incorporated by reference to Exhibit 2.1 to NZ Corporation’s Form 8-K, filed with the Securities and Exchange Commission on July 11, 2001, SEC File No. 0-497)

Exhibit 2	Joint Filing Agreement, dated December 10, 2001, between MDB Capital Group, LLC and Christopher A. Marlett.

SCHEDULE 13D

CUSIP No. 53630P 10 1	Page 6 of 6 Pages

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2001

MDB CAPITAL GROUP, LLC

By:	/s/ Anthony DiGiandomenico

Name:	Anthony DiGiandomenico

Its:	Member

/s/ Christopher A. Marlett Christopher A. Marlett